Filed Pursuant to Rule 433

Registration No.333-146731

Dated: November 26, 2008

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement Dated November 25, 2008 to the Prospectus dated October 16, 2007.

Issuer:	JPMorgan Chase & Co.

Guarantor:	Federal Deposit Insurance Corporation

Security:	Floating Rate Guaranteed Notes due 2010

Guarantee:	The Notes are guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and are backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of maturity date of the debt or June 30, 2012.

Expected Issue Ratings: (Moody’s/S&P/Fitch)	Aaa/AAA/AAA

Currency:	USD

Size:	$1,000,000,000

Offering Type:	SEC Registered Senior

Maturity:	December 2, 2010

Interest Rate Index:	Three- Month LIBOR, as described below under “Interest”

Re-offer Spread to Index:	Three-Month LIBOR plus 50bps

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$997,500,000 (99.75%)

Day Count Convention:	Actual/360

Interest Payment Dates:	March 2, June 2, September 2, and December 2, commencing March 2, 2009

Reset Frequency:	Quarterly

Payment Frequency:	Quarterly

Trade Date:	November 26, 2008

Settlement Date:	December 2, 2008 (T+3)

Denominations	$2,000 x $1,000

CUSIP:	481247AB0 / US481247AB02

Sole Bookrunner:	J.P. Morgan Securities Inc.

Co-Managers:	Blaylock Robert Van, LLC Cabrera Capital Markets, LLC

Interest

The Notes will bear interest at a floating annual rate equal to the three-month London Interbank offer rate (“Three-Month LIBOR”) determined as described below, plus 50 basis points (0.50%). The Issuer will pay interest on the Notes quarterly in arrears on March, June, September and December of each year (“interest payment dates”), beginning March 2, 2009. The Issuer refers to the period beginning from and including December 2, 2008 and ending on but excluding the first interest payment date and each successive period beginning on and including an interest payment date and ending on but excluding the next interest payment date as an “interest period.” The amount of interest for each day the Notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for that day by 360 and multiplying the result by the outstanding principal amount of the Notes. The amount of interest to be paid on the Notes for each interest period will be calculated by adding the Daily Interest Amounts for each day in the interest period. In the event that any interest payment date and interest reset date would otherwise fall on a day that is not a business day (as defined below), that interest payment date and interest reset date will be postponed to the next day that is a business day and interest will accrue to but excluding the date interest is paid. However, if the postponement would cause the day to fall in the next calendar month, the interest payment date and interest reset date will instead be brought forward to the immediately preceding business day. For purposes of this prospectus supplement, a “business day” is any day, other than a Saturday, Sunday or other day that, in New York City, banking institutions generally are authorized or obligated by law or executive order to close.

For the purposes of calculating interest due on the Notes:

“Three-Month LIBOR” means, with respect to any interest period, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period commencing on the first day of that interest period that appears on the Reuters Screen LIBOR01 Page as of 11:00 a.m. (London time) on the LIBOR determination date for that interest period. If such rate does not appear on the Reuters Screen LIBOR01 Page, Three-Month LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars for a three-month period commencing on the first day of that interest period and in a principal amount of not less than $1,000,000 are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the calculation agent (after consultation with the Issuer), at approximately 11:00 a.m., London time on the LIBOR determination date for that interest period. The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, Three-Month LIBOR with respect to that interest period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of such quotations. If fewer than two quotations are provided, Three-Month LIBOR with respect to that interest period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of the rates quoted by three major banks in New York City selected by the calculation agent, at approximately 11:00 a.m., New York City time, on the first day of that interest period for loans in U.S. dollars to leading European banks for a three-month period commencing on the first day of that interest period and in a principal amount of not less than $1,000,000. However, if fewer than three banks selected by the calculation agent to provide quotations are quoting as described above, Three-Month LIBOR for that interest period will be the same as Three-Month LIBOR as determined for the previous interest period or, in the case of the first interest period during the Floating Rate Period, 2.18125% per annum. The establishment of Three-Month LIBOR for each interest period by the calculation agent shall (in the absence of manifest error) be final and binding.

“Calculation agent” means The Bank of New York Mellon, or any other firm appointed by the Issuer, acting as calculation agent.

“LIBOR determination date” means the second London business day immediately preceding the first day of the relevant interest period.

“London business day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“Reuters Screen LIBOR01 Page” means the display designated on the Reuters Screen LIBOR01 Page (or such other page as may replace the Reuters Screen LIBOR01 Page on the service or such other service as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. Dollar deposits).

The interest rate on the Notes will in no event be higher than the maximum rate permitted by applicable law.

The Bank of New York Mellon, as calculation agent, will, upon the request of the holder of any floating rate, provide the interest rate then in effect. All calculations of the calculation agent, in the absence of manifest error, will be conclusive for all purposes and binding on the Issuer and holders of the Notes.

Defaults and Waivers

The payment-related events of default applicable to the notes will be defined as any one of the following events: (1) default (a) by JPMorgan Chase in payment of interest on any note and continuance of that default for 30 days and (b) by the FDIC in payment of interest in accordance with its guarantee under 12 C.F.R. Part 370; or (2) default (a) by JPMorgan Chase in payment of principal or premium, if any, on any note at maturity and (b) by the FDIC in payment of principal or premium, if any, on any note in accordance with its guarantee under 12 C.F.R. Part 370. Rights of holders and the trustee to accelerate payment are limited to the foregoing events.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, relating to the Notes. Before you invest, you should read this term sheet, the registration statement, prospectus, prospectus supplement, and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information regarding the FDIC guarantee, JPMorgan Chase & Co., and this offering. You can get the documents that JPMorgan Chase & Co. has filed with the SEC relating to this offering without cost by visiting the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and supplemental prospectus if you request them by calling collect 1-212-834-4533.